SECURITI[...]ISSION

03013150

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SEC FILE NUMBER
8-28988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 28 2003 WASH. D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **02/01/2002** (MM/DD/YY) AND ENDING **01/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.L. Renck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
116 West 23rd Street
(No. and Street)

New York (City) **New York** (State) **10011** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Delson **(212) 386-7612**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Renck, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.L. Renck & Co., Inc., as of January 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

R.L. RENCK & CO., INC.

DECEMBER 31, 2002

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
R.L. Renck & Co., Inc.

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. as of January 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.L. Renck & Co., Inc. as of January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 25, 2003

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2003

ASSETS		
Cash	$	4,991
Commissions receivable		15,112
Research fee receivable		4,046
Secured demand note		75,000
Other assets		2,104
TOTAL ASSETS	$	101,253
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Accounts payable and accrued expenses	$	3,750
Payable to clearing broker		71,024
Deferred revenues		18,684
TOTAL LIABILITIES		93,458
Liabilities subordinated to claims of general creditors		75,000
Stockholder's deficit		
Preferred stock, $1.00 par value, series A cumulative, 10,000 shares authorized, 100 shares issued and outstanding		45,000
Common stock, $1.00 par value; 20,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid-in capital		344,464
Accumulated deficit		(457,669)
Total Stockholder's Deficit		(67,205)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	101,253

The accompanying notes are an integral part of these financial statements.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2003

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

R. L. Renck & Co., Inc. (the Company) is a registered securities broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Also, the Company provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R.L. Renck Holdings, Inc.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement dates. Advisory and research fees are recognized on a monthly basis as earned.

Income Taxes

The Company, as a subsidiary, files a consolidated federal tax return with its parent, R.L. Renck Holdings, Inc. The Company pays its parent for taxes on income on a separate company basis, after recognition of any self-incurred net operating losses. However, the Company does not receive any benefit from the parent for losses incurred, which may be offset by income elsewhere in the consolidated group.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent amounts received from a related company under a secured demand note collateral agreement, which matures October 31, 2003. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a treasury note. Interest on the underlying collateral is paid to the lender. There is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In accordance with the secured demand note collateral agreement for equity capital, the Company borrowed approximately $71,000 against such collateral subject to the clearing broker's margin interest rates, which approximated 4.5% at January 31, 2003.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2003

NOTE 4- DEFERRED REVENUES

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $18,684 at January 31, 2003.

NOTE 5- RELATED PARTY TRANSACTIONS

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holders to purchase the Company's common stock at $5 per share.

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. During the fiscal year ended January 31, 2003 the Company declared and paid a preferred stock dividend of $6,700 of which approximately $2,700 was for dividends in arrears.

The Company shares office space and services with its parent and other related entities. During the year, the parent charged management fees for these services aggregating $340,877. At January 31, 2003, there was no amount due to the parent.

NOTE 6- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at January 31, 2003, consist of the following:

Commissions receivable from clearing broker	$ 15,112

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2003

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

At January 31, 2003, the Company had net capital of $5,691, which was $691 in excess of the requirement of $5,000. However, the net capital was $309 lower than the 120% minimum net capital of $6,000 required under Rule 17a-11(c)(3). During February 2003 the Company notified the NASD and SEC under this rule. The Company's net capital ratio was 3.942 to 1.

NOTE 9- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 10- SUBSEQUENT EVENTS

During February 2003 the Company sold to its President 100 shares of series A cumulative preferred stock for $450 per share or $45,000 and a warrant exercisable into 9,000 shares of the Company's common stock for $5,000.